Exhibit 12.1

EXHIBIT 12.1
SAN DIEGO GAS & ELECTRIC COMPANY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

						March 31,
	2003	2004	2005	2006	2007	2008
Fixed Charges and Preferred Stock Dividends:

Interest	$ 78	$ 71	$ 77	$ 102	$ 105	$ 29

Interest portion of annual rentals	2	2	3	3	3	-

Total fixed charges	80	73	80	105	108	29

Preferred stock dividends (1)	9	8	6	8	7	2

Combined fixed charges and preferred stock dividends for purpose of ratio	$ 89	$ 81	$ 86	$ 113	$ 115	$ 31

Earnings:

Pretax income from continuing operations	$ 488	$ 361	$ 356	$ 394	$ 423	$ 107

Total fixed charges (from above)	80	73	80	105	108	29

Less: Minority interest	-	-	-	-	17	-

Less: interest capitalized	1	1	1	1	3	2

Total earnings for purpose of ratio	$ 567	$ 433	$ 435	$ 498	$ 511	$ 134

Ratio of earnings to combined fixed charges and preferred stock dividends	6.37	5.35	5.06	4.41	4.44	4.32

Ratio of earnings to fixed charges	7.09	5.93	5.44	4.74	4.73	4.62

(1) In computing this ratio, “Preferred stock dividends” represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.